Mail Stop 4561

				August 19, 2005

C. Kyle Ranson
President and Chief Executive Officer
Infocus Corporation
27700B SW Parkway Avenue
Wilsonville, Oregon 97070

Re:	Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		Form 10-Q for Fiscal Quarter Ended June 30, 2005
		File No. 000-18908

Dear Mr. Ranson:

	We have reviewed your response letter dated July 28, 2005 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 17

Other Income (Expense), page 22

Prior Comment No. 1

1. We note the calculation of your average income before income taxes for the last five years when calculating the third criteria set forth in Rule 1-02(w) of Regulation S-X. Note that when computing the average pretax income, any loss years should be assigned a value of zero in computing the numerator for this average, but the denominator should be 5. Accordingly, it appears that your equity income from Motif ($2.4 million) exceeds 10% of your average income before taxes for the last five years, and disclosures under Rule 4-08(g) of Regulation S-X for your Motif investment are required.

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

	You may contact Jason Niethamer at 202-551-3855, Lisa
Mitrovich
(Assistant Chief Accountant) at 202-551-3453 or me at 202-551-3730 if you have questions regarding the above comment.


Sincerely,



Stephen G. Krikorian
Accounting Branch Chief
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C. Kyle Ranson
Infocus Corporation
August 19, 2005
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